UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF

THE SECURITIES EXCHANGE ACT OF 1934

BLUE SKY MEDIA CORPORATION

(Exact name of registrant as specified in its charter)

Wyoming

(State or other jurisdiction of incorporation)

333-198828

(Commission File No.)

46-2378100

(IRS Employer Identification No.)

1215 E. Barden Rd.

Charlotte, NC 28226

(704) 277 - 2089

(Address and Telephone Number of Registrant)

Approximate Date of Mailing: October 16, 2015

Blue Sky Media Corporation

1215 E. Barden Rd.

Charlotte, NC 28226

(704) 277 - 2089

Information Statement Pursuant to Section 14(F) of the

Securities Exchange Act of 1934 and

Securities and Exchange Commission Rule 14f-1

Notice of Change in the

Majority of the Board of Directors

October 16, 2015

NO VOTE OR OTHER ACTION BY THE COMPANY’S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF LION CONSULTING GROUP INC.

INTRODUCTION

This Information Statement is being furnished to all holders of record of common stock, par value $0.001, of Blue Sky Media Corp. a Wyoming corporation (the “Company”), pursuant to the requirements of Section 14(f) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with the October 2, 2015 Share Exchange Agreement we entered into with Klear Kapture, Inc. whereby we agreed to issue 3,457,920 shares of our unregistered common stock to the shareholders of Klear Kapture in exchange for 10,000 shares of its common stock, representing 100% of its issued and outstanding common stock (the “Share Exchange”) and our repurchase of 9,751,000 shares of our common stock from our former executive officers and directors (the “Share Purchase”). Robert Gruder who was appointed as our Chief Executive Officer and a Director in connection with the Share Exchange received 2,754,233 shares of our common stock in exchange for 7,965 shares Klear Kapture’s common stock he previously owned. Mr. Gruder’s owenership of our common stock represents approximately 56.8% of our issued and outstanding shares of common stock.

In connection with the Share Purchase, the Company’s Board composition will change. The Board currently consists of two directors, Wayne Berian and Hannah Grabowski. Ten days after this Information Statement has been mailed to the Company’s stockholders of record (approximately October 25, 2015) (the “Appointment Date”), Wayne Berian and Hannah Grabowski’s resignation will become effective. On October 2, 2015 Robert Gruder was appointed as a director and the Chief Executive Officer of the Company and upon the Appointment Date will become our sole director.

No action is required by the Company’s stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing of the information in this Information Statement to the Company’s stockholders of record at least ten (10) days prior to the date of a change in a majority of the Company’s directors, if such change is not effected at a meeting of the Company’s stockholders and is the result of a change in control. The Share Exchange resulted in a change of control. Accordingly, the resulting change of the Company’s director will not occur until at least ten (10) days following the mailing of this Information Statement. The Company will mail this Information Statement to its stockholders of record on or about the date first shown above.

Please read this Information Statement carefully. It contains certain biographical and other information concerning the Company’s proposed directors on the Appointment Date.

CHANGE OF CONTROL

On October 2, 2015, the Company experienced a change in control of the Company. In the Share Exchange, we agreed to issue 3,457,920 shares of our unregistered common stock to the shareholders of Klear Kapture in exchange for 10,000 shares of its common stock, representing 100% of its issued and outstanding common stock (the “Share Exchange”) and our repurchase of 9,751,000 shares of our common stock from our former executive officers and directors. As a result, Robert Gruder who was appointed as our Chief Executive Officer and a Director in connection with the Share Exchange received 2,754,233 shares of our common stock in exchange for 7,965 shares Klear Kapture’s common stock he previously owned. Mr. Gruder’s owenership of our common stock represents approximately 56.8% of our issued and outstanding shares of common stock and became the Company’s majority shareholder capable of approving all corporate actions that do not require greater than a simple majority vote of the outstanding shares or the approval of a majority of the disinterested shareholders (in each instance as may be set out under Wyoming law, the Company’s Articles of Incorporation of the Company’s Bylaws).

VOTING SECURITIES

The Company’s common stock is its only class of equity securities that is entitled to vote at a meeting of its stockholders. Each share of the Company’s common stock entitles the holders thereof to one vote. As of October 14, 2015, there were 4,558,420 shares of the Company’s common stock issued and outstanding. The intended change of the composition of the Company’s Board in connection with the Share Exchange is not subject to a stockholder vote.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Prior to the Share Exchange

The following table sets forth, as of October 1, 2015, certain information regarding the ownership of the Company’s capital stock by the sole director and executive officer, each person who is known to the Company to be a beneficial owner of more than 5% of the Company’s common stock which is the only class of voting stock, and by all officers and directors of the Company as a group. Unless otherwise indicated below, to the Company’s knowledge, all persons listed below have sole voting and investing power with respect to their shares of capital stock, except to the extent authority is shared by spouses under applicable community property laws.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (“SEC”) and generally includes voting or investment power with respect to securities. Shares of common stock subject to options, warrants or convertible securities exercisable or convertible within sixty (60) days of October 14, 2015 are deemed outstanding for computing the percentage of the person or entity holding such options, warrants or convertible securities but are not deemed outstanding for computing the percentage of any other person, and is based on 10,851,500 shares of common stock issued and outstanding on a fully diluted basis, as of October 14, 2015.

Name And Address Of Beneficial Owner	Amount And Nature Of Beneficial Ownership	Percent Of Class
Wayne Berian	3,000,000	27.6%
Hannah Grabowski	6,751,000	62.2%
All Officers and Directors as a Group (two people)	9,751,000	89.9%

Following the Appointment Date

The following table sets forth the number of shares of the Company’s common stock expected to be beneficially owned by the following persons or groups on the Appointment Date (after giving effect to the Share Exchange and Share Purchase): (i) each person known by the Company which it expects to be the beneficial owner of more than 5% of its outstanding shares of common stock following the consummation of the Share Exchange; (ii) each of its proposed directors following the Appointment Date; and (iii) all of its proposed executive officers and directors as a group. Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. In computing the number of shares beneficially owned by a person or a group and the percentage of ownership of that person or group, shares of its common stock subject to options, warrants or any other security currently exercisable or convertible, or exercisable or convertible within 60 days of the date of this Information Statement, are deemed outstanding, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. In determining the percentages, the following table assumes 10,851,500 shares of the Company’s common stock will be issued and outstanding on the Appointment Date.

Name And Address Of Beneficial Owner	Amount And Nature Of Beneficial Ownership	Percent Of Class
Robert Gruder, CEO	2,754,233	60.4%
All Officers and Directors as a Group (one person)	2,754,233	60.4%

DIRECTORS

Following the Appointment Date, the Board will add one director to the Board. On that date, Mr. Berian and Ms. Grabowski’s resignation from the Board will become effective will resign. Also on that date, Robert Gruder will become the Company’s sole director.

The following discussion sets forth the information regarding the Company’s current director and its proposed directors after the Appointment Date. If the proposed directors should become unavailable for any reason, which the Company does not anticipate, its Board will appoint any substitute nominee or nominees as the Board in its sole discretion deems necessary.

Current Directors

Wayne Berian has served as the Company’s CEO and Director since April 1, 2014. A graduate of San Diego State University, Mr. Berian has been involved in marketing for the last twenty years. He is the founder of Advant Edge International Inc., a medical billing training company as well as having served as CEO and founder of Easy Trip Finder, Health Rite and Charity Vending. Within those companies Mr. Berian has worked with many forms of media, inclusive of Web site design, video filming and editing, and the dissemination of information through various social media. Mr. Berian through his ventures has specialized in marketing to both consumers and businesses, both nationally as well as internationally. He is currently in charge of production of the company’s documentary films whether it be for the company to complete production of one or both of the films or formulating the film rights for sale. We believe his marketing skill sets will bring a distinct advantage to the Company’s ability to move forward.

Hannah Grabowski is the founder of the Company and has acted as our CEO, CFO, Secretary and Director since our incorporation on March 20, 2013 until April 1, 2014 when Wayne Berian was appointed CEO and she subsequently resigned as CEO. She has been involved in the production and filming of the Company’s commercials and will continue to be so. Ms. Grabowski managed an Optometry Center in Idaho and Oregon from 2010-2013 where she also was an integral part of marketing though social and print media. She currently manages insurance claims for an optometry center in Encinitas, Ca. as well as devoting approximately 20 hours a week towards the planning, marketing and organizing activities of the Company.

Proposed Director Following the Appointment Date

On the Appointment Date, the following individuals are expected to serve as the Company’s sole directors:

Name	Age	Title
Robert Gruder	56	Director

BIOGRAPHICAL INFORMATION

Robert Gruder is the Chief Executive Officer of Klear Kapture which he founded in 2014 where he is responsible for designing, developing, and bringing new products to market — including the filing of patent applications for Klear Kapture’s camera technologies. Previous to founding Klear Kapture, Mr. Gruder served as Chief Executive Officer of Karbon Arms from 2010 to 2013, a provider of ‘less lethal’ electronic immobilization weapons to the law enforcement community. Prior, Mr. Gruder founded and served as Chief Executive Officer of Stinger Systems, Inc. from 2004 to 20010. Stinger Systems was a public company that provided less-lethal products to law enforcement, security and military markets. Prior to Stinger Systems, Mr. Gruder was Chief Executive Officer of Alydaar Software and Information Architects. Both software companies providing enterprise software solutions.

Mr. Gruder is not a director of any company that is required to file reports under the Securities Exchange Act of 1934.

Certain Legal Proceedings Involving Directors or Executive Officers

To the Company’s knowledge, none of its officers (exiting or proposed) or its directors (existing or proposed) have, during the last ten years:

●	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

●	had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

●	been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

●	been found by a court of competent jurisdiction in a civil action or by the United States Securities and Exchange Commission (the “SEC”) or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

●	been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

●	been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

CORPORATE GOVERNANCE

Director Independence

Because the Company’s common stock is not currently listed on a national securities exchange, it has used the definition of “independence” of The NASDAQ Stock Market to determine whether its current and proposed directors are independent. The Board has determined that Mr. Gruder does not and will not, qualify as “independent” in accordance with the published listing requirements of The NASDAQ Stock Market and for purposes of Section 16 of the Exchange Act because Mr. Gruder currently serve, as executive officers of the Company. NASDAQ Listing Rule 5605(a)(2) provides that an “independent director” is a person other than an officer or employee of the Company or any other individual having a relationship which, in the opinion of the Company’s Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Compliance with Section 16(a) of the Exchange Act

Since none of our securities has been registered pursuant to Section 12(b) or 12(g) of the Exchange Act, our officers and directors and persons who own more than 10% of our common stock are not required to file Section 16(a) beneficial ownership reports.

Audit Committee Information

The Company’s Board does not have a separate audit committee. Given the Board has never had any independent directors throughout its history, the Board has determined that it is appropriate for the Board to act as the audit committee. The Company’s Board has not adopted a charter for the audit committee. The Company does not have an Audit Committee Financial Expert, as that term is defined in Item 407(d)(5) of Regulation S-K, on its Board.

In connection with the Company’s audited financial statements for the fiscal year ended June 30, 2015, the Board reviewed and discussed the audited financial statements with management; discussed with the Company’s independent auditors the matters required to be discussed by the statement on Auditing Standards No. 61, as amended, as adopted by the Public Company Accounting Oversight Board (“PCAOB”) in Rule 3200T; received the written disclosures and the letter from the independent accountant required by applicable requirements of the PCAOB regarding the independent accountant’s communication with the audit committee concerning independence, and discussed with the independent accountant the independent accountant’s independence. Based on the review and reports of the discussions above, the Board determined to include the audited financial statements in the Company’s annual report on Form 10-K for the fiscal year ended June 30, 2015.

Nominating Committee

The Company’s Board does not have a separate nominating committee. Given the Board has never consisted of more than one director and the lack of independent directors throughout the Company’s history, the Board has determined that it is appropriate for the board to act as the nominating committee, which has resulted in directors who are also executive officers making nominating decisions. The Company’s Board has not adopted a charter for the nominating committee. The Company’s Board has never adopted a policy concerning the nomination of directors or consideration of director candidates recommended by security holders. Historically, the Company has identified potential nominees from people known to its directors and officers who had knowledge and experience relevant to the Company’s business.

Compensation Committee

The Company’s Board does not have a separate compensation committee. Given the Board has never consisted of more than one director, the lack of independent directors throughout the Company’s history and that the Company has never paid compensation to its directors and officers, the Board has determined that it is appropriate for the Board to act as the compensation committee. The Company’s Board has not adopted a charter for the compensation committee.

Compensation Committee Interlocks and Insider Participation

No member of the Board or executive officer of the Company has served as a member of the Board or compensation committee of any entity that has one or more executive officers serving as a member of the Company’s Board of Directors.

Stockholder Communication

Stockholders may communicate with any and all members of the Board by mailing correspondence to the Company at the address first provided in this Information Statement.

Stockholders should clearly specify in each communication the name of the director to whom the communication is directed and that the communication is from a stockholder.

EXECUTIVE COMPENSATION

SUMMARY OF CASH AND CERTAIN OTHER COMPENSATION

Executive Compensation

Summary Compensation Table

Name and Principal Position	Wayne Berian	Hannah Grabowski
Year	2014	2013-2014
Bonus	-	-
Salary	-	-
Stock Awards	3,000,000 shares of common stock @$.001 per share	6,500,000 shares of common stock @$.001 per share
Option Awards
All Other Compensations

Option Grants Table

There were no individual grants of stock options to purchase our common stock made to the executive officer named in the Summary Compensation Table through June 30, 2015.

Employment Agreements

On April 9, 2013 we entered into any employment agreement with Hannah Grabowski to serve as CEO, CFO, Secretary and Director. The agreement was for the issuance of 6,500,000 shares of the Company’s restricted common stock in lieu of a cash payment. On April 1, 2014 Ms. Grabowski resigned as CEO after appointing Wayne Berian as CEO. This agreement was terminated effective October 2, 2015.

On April 1, 2014 we entered into any employment agreement with Wayne Berian to serve as CEO, and Director. The agreement was for the issuance of 3,000,000 shares of the Company’s restricted common stock in lieu of a cash payment. This agreement was terminated effective October 2, 2015.

Compensation of Officers and Directors

In 2013 Hannah Grabowski was paid $5,000 in salary. Subsequently Hannah Grabowski was granted shares in lieu of a salary totaling 6,500,000 and Wayne Berian was granted common shares in lieu of a salary totaling 3,000,000. We do not anticipate beginning to pay salaries until we have adequate funds to do so.

There are no annuity, pension or retirement benefits proposed to be paid to officers, directors or employees of the corporation in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by Company.

Outstanding Equity Awards at Fiscal Year-End

The Company’s current and former directors and officers do not have unexercised options, stock that has not vested or equity incentive plan awards.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS

AND CERTAIN CONTROL PERSONS

Other than as in any reports filed by us with the SEC, there have been no related party transactions (including with current or proposed directors, officers and beneficial owners of more than 10% of the Company’s outstanding shares), or any other transactions or relationships required to be disclosed pursuant to Item 404 Regulation S-K. The Company is currently not a subsidiary of any company.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings relating to securities or other proceedings that could have an adverse impact on the Company in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company (in each instance, current or proposed), or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

WHERE CAN YOU FIND ADDITIONAL INFORMATION

The Company is required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any materials that the Company files with the SEC at its Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The Company’s SEC filings are also available to the public from the SEC’s website at http://www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BLUE SKY MEDIA CORPORATION

Dated: October 16, 2015	By:	/s/ Robert Gruder
Robert Gruder
Chief Executive Officer